ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-221537

KANSAS CITY SOUTHERN

$550,000,000 3.500% Senior Notes due 2050

April 20, 2020

This Pricing Supplement is qualified in its entirety by reference to the base prospectus, dated November 13, 2017, and the related preliminary prospectus supplement, dated April 20, 2020 (together, the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent this information is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	Kansas City Southern (the “Company”)

Title of Securities:	3.500% Senior Notes due 2050 (the “Notes”)

Guarantees:	The Notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of the Company’s current and future domestic subsidiaries (each, a “Guarantor”) that from time to time guarantees the Company’s $600.0 million revolving credit facility or any other debt of the Company or any of the Company’s significant subsidiaries that is a Guarantor.

Aggregate Principal Amount:	$550,000,000

Final Maturity Date:	May 1, 2050

Benchmark Treasury:	UST 2.375% due November 15, 2049

Benchmark Treasury Price / Yield:	127-30 / 1.243%

Spread to Benchmark Treasury:	230 basis points

Yield to Maturity:	3.543%

Issue Price:	99.208% plus accrued interest, if any, from the issue date

Coupon:	3.500%

Interest Payment Dates:	May 1 and November 1

Record Dates:	April 15 and October 15

First Interest Payment Date:	November 1, 2020

Optional Redemption:

Prior to the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would have been made if such Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 35 basis points, plus accrued interest thereon to but excluding the redemption date.

On or after the Par Call Date, the Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest thereon to but excluding the redemption date.

“Par Call Date” means November 1, 2049 (six months prior to the Final Maturity Date).

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Trade Date:	April 20, 2020

Settlement Date:	April 22, 2020 (T+2)

CUSIP / ISIN Numbers:	485170 BE3 / US485170BE34

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the Preliminary Prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.